UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission file number 1-9753

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Axiall Corporation 401(k) Retirement Savings Plan

(referred to herein as the “Plan”)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Axiall Corporation

Suite 1200
1000 Abernathy Rd, NE
Atlanta, Georgia 30328
(770) 395-4500

Axiall Corporation 401(k) Retirement Savings Plan

Financial Statements as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014, Supplemental Schedule as of December 31, 2014, and Report of Independent Registered Public Accounting Firm

Axiall Corporation

401(k) Retirement Savings Plan

NOTE: All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

EXHIBITS:

23—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of

Axiall Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Axiall Corporation 401(k) Retirement Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule of assets (held at end of year) is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule of assets (held at end of year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule of assets (held at end of year). In forming our opinion on the supplemental schedule of assets (held at end of year), we evaluated whether the supplemental schedule of assets (held at end of year), including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Babush, Neiman, Kornman & Johnson, LLP

Atlanta, Georgia

June 15, 2015

Axiall Corporation
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

	December 31,
	2014	2013
ASSETS
Cash	$10,255	$2,511
Investments at fair value:
Participant-directed	277,736,703	225,237,674
Nonparticipant-directed	16,902,825	17,639,970
Total investments	294,639,528	242,877,644
Receivables:
Company contributions receivables, net	7,489,496	4,290,723
Notes receivable from participants	7,473,239	4,546,170
Total receivables	14,962,735	8,836,893
Net assets available for benefits at fair value	309,612,518	251,717,048
Adjustment from fair value to contract value for fully benefit-responsive stable value fund (Note 2)	(1,305,015)	(833,654)
Net assets available for benefits	$308,307,503	$250,883,394

See accompanying notes to financial statements.

Axiall Corporation
401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

December 31,
2014
ADDITIONS TO NET ASSETS:
Interest and dividends	$8,753,164

Contributions:
Participants	16,160,468
Company	14,894,719
Rollovers	1,884,833
Total contributions	32,940,020

Net appreciation in the fair value of investments	5,622,456
Transfers-in from the Merged-Plan	36,958,635
Interest on participant loans	289,957
Total additions	84,564,232

DEDUCTIONS FROM NET ASSETS:
Distributions and withdrawals for participants	(26,944,263)
Transaction fees	(195,860)
Total deductions	(27,140,123)

NET INCREASE IN NET ASSETS	57,424,109

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	250,883,394
End of year	$308,307,503

See accompanying notes to financial statements.

Axiall Corporation
401(k) Retirement Savings Plan

Notes to the Financial Statements

As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

1. PLAN DESCRIPTION

The following description of the Axiall Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information pertaining to the Plan. Participants should refer to the official Plan document for complete information.

General — On January 28, 2013, Axiall Corporation acquired substantially all of the assets and liabilities of PPG Industries, Inc.’s (“PPG”) business relating to the production of chlorine, caustic soda and related chemicals (the “Merged Business”), through a merger between a subsidiary of PPG and a subsidiary of the Company (the “Merger”).  In conjunction with the Merger, we also changed the name of the Georgia Gulf Corporation 401(k) Retirement Savings Plan to the Axiall Corporation 401(k) Retirement Savings Plan.  Also in conjunction with the Merger, the Eagle US 2 LLC Employee Savings Plan for Salaried Employees (the “Eagle Plan”) was created to provide defined contribution benefits to the non-union employees of the Merged Business. The Merger did not affect any other aspects of the Plan during the year ended December 31, 2013.

Effective as of January 1, 2014, the sponsorship of the Plan (which has been sponsored by Axiall Corporation) was assumed by Axiall Holdco, Inc. References to the “Company” or “we” are to Axiall Corporation or Axiall Holdco, Inc. as the context may require.

Effective as of February 1, 2014, the Eagle Plan with assets of approximately $37.0 million, was merged with the Plan.  The assets of the Eagle Plan are reflected prospectively in the Statements of Net Assets Available for Benefits as of December 31, 2014.  The Plan as amended on February 1, 2014 also changed certain eligibility requirements for participation in the Plan.

The Plan was established effective as of January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. by the Company from Georgia-Pacific Corporation. The Plan is a defined contribution plan of which Bank of America, N.A. (the “Trustee”) serves as the trustee. The Plan covers substantially all U.S. employees of the Company, except for leased employees, certain temporary employees, employees hired pursuant to a cooperative program with an educational institution, student interns and nonresident aliens. As of February 1, 2014, the Plan covers eligible employees of the Merged Business who were participants of the Eagle Plan.  Effective as of October 1, 2012, collective bargaining employees may only participate in the Plan if, and to the extent that, the applicable collective bargaining agreement provides for their participation.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Eligible employees may participate on the first day of the first payroll period that is administratively feasible after the employee’s hire date.

Participants may elect to invest a portion of their accounts in the Company’s common stock fund.  That investment may occur either through the profit sharing component of the Plan or through the employee stock ownership plan (“ESOP”) component of the Plan. The ESOP component of the Plan is designed to qualify as a stock bonus plan for federal income tax purposes.

Employee and Employer Matching Contributions — Participants may elect to contribute, in 1 percent increments, up to 100 percent of their eligible compensation, as defined by the Plan and subject to the Internal Revenue Code of 1986, as amended (“IRC”) limitations. Contributions may be on a pre-tax basis and on a Roth 401(k) after-tax contribution basis.  Participants may elect to change their contribution percentage on a bi-weekly basis.

Eligible employees who will attain at least age 50 before the end of the Plan year, may make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. The investments of all new contributions are participant-directed.  Participants may change their investment elections at any time.  Matching contributions are fully vested and nonforfeitable and shall be subject to the withdrawal restrictions.

The Company provides “safe harbor matching” contributions of 100 percent of the employee’s contributions up to the first 3 percent of eligible compensation and 50 percent of the next 2 percent of the employee’s contributions of eligible compensation.

Employer Discretionary Contributions — The Company reinstated the employer discretionary contributions effective October 1, 2012.  Employees assigned to the building products division and employees covered by collective bargaining agreements are not eligible to participate in the Employer Discretionary Contributions, unless the applicable collective bargaining agreement provides for participation in this feature of the Plan.  All other Participants in the Plan are eligible to participate. The Company discretionary contribution for the year ended December 31, 2014 was, 2 percent to 5 percent depending on the participant’s age and service at the end of the plan year and the participant’s annual eligible compensation, as defined by the Plan.  Effective January 1, 2015, the employer discretionary contribution increased to a range of 3 percent to 7 percent as disclosed in Note 9 of the Notes to the Financial Statements.  Effective January 1, 2013, Aberdeen, Mississippi employees covered by a collective bargaining agreement were eligible to participate in the Employer Discretionary Contribution. This contribution is made on an annual basis for all eligible participants who are employed on the last day of the plan year and who worked at least 1,000 hours during the plan year, regardless of whether they elect to contribute a portion of their compensation into the Plan. This contribution is also made for employees who terminated during the year due to death, disability or retirement. The investment of all contributions is participant-directed. Participants may change their investment elections at any time.

If a participant is credited with an hour of service prior to January 1, 2013, all amounts allocated to the participant’s discretionary contribution account shall at all times be and remain 100 percent vested and nonforfeitable.  If a participant is first credited with an hour of service on or after January 1, 2013, amounts allocated to the participant’s discretionary contribution account are vested on the earliest of: (i) the date the participant attains the age of 60 years while still employed; (ii) the date the participant dies while still employed by the Company;  (iii) the date the participant becomes disabled while still employed, subject to the exceptions stipulated by the Plan; or (iv) the date the participant has been credited with three years of vesting service.

Prior Plan Account — Participants in the Plan who were previously employees of Georgia-Pacific Chemicals, Inc. may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings. Upon establishment of the Plan in 1985, these prior plan account balances were transferred to the Plan. The employer fund balances represent nonparticipant-directed accounts. The participant may direct the investment of his or her balance among the investment funds available under the Plan.

When a participant leaves the Company, he or she may elect to receive his or her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company’s Retirement Plan in order to increase the annuity benefit under the Retirement Plan.

Employee fund balances attributable to the Georgia Pacific plan are classified as an after-tax savings account and are subject to Plan distribution rules.

Investment Funds — Assets held in the Plan as of December 31, 2014 and 2013 are invested by the Trustee in any of the following investment fund options, offered by the Plan, as directed by participants and/or Plan management:

a.              American Funds Europacific Growth Fund — Class A

b.              Axiall Employer Stock Fund

c.               Boulder Growth and Income Fund

d.              Conestoga Small Capital Growth Fund

e.               Dodge & Cox Stock Fund

f.                Harbor Capital Appreciation Fund — Class I

g.               Invesco Stable Value Trust

h.              T. Rowe Price Retirement Income Fund

i.                  T. Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055 Funds — Retail Class

j.                 Vanguard Institutional Index Fund — Institutional Shares

k.              Vanguard Wellington Fund — Admiral Shares

l.                  Wells Fargo Advantage Core Bond Fund

m.          William Blair Small Capital Value Fund — Class I

Benefits/Distributions — Generally, upon termination of service due to death, disability, retirement or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The participant may also elect to roll over his or her account into an Individual Retirement Account (“IRA”) or another company’s retirement plan, or leave it in the Plan as long as the value of the account exceeds $1,000. If the participant’s balance is $1,000 or less, the Company has the authority to distribute the balance to the participant in a single lump-sum payment. A participant may make withdrawals from his or her elective contribution account balance after reaching age 59½ and must begin receiving distributions at age 70½ if the participant has terminated employment by that time.

The Plan also allows participants to withdraw funds from the Plan in the event of financial hardship, as defined by IRS regulations. Such permissible hardship conditions include purchasing a primary residence, paying post-high-school tuition costs for the participant or dependents, burial or funeral expenses for a participant’s parents, spouse, children or dependents, paying certain medical expenses, preventing eviction from, or foreclosure of the mortgage on a participant’s primary residence, or paying expenses for the repair of casualty-type damages to the participant’s principal residence.

Participant Loans — Participants may borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 (minus the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date when the loan was made) or

50 percent of his/her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1 percent at the time the loan is approved, and ranged from 4.25 percent to 9.50 percent as of both December 31, 2014 and December 31, 2013. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. Participants may have up to two loans outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be longer.

Participant Accounts — Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and investment income and charged with withdrawals and an allocation of investment losses and investment manager expenses. Allocations of investment income (loss) and investment manager expenses are based on participant account balances, as provided in the Plan document. The benefits to which participants are entitled are the benefits that can be provided from the participant’s vested account balance.

Administrative Expenses — Administrative expenses, including Trustee fees, are borne by the Company after application of any available revenue sharing. Transaction fees for investment trades are borne by the Plan.

Forfeitures — Allocations of forfeitures are used to reduce future employer contributions to the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants become 100 percent vested in all Company contributions regardless of length of service. In addition, any unallocated plan funds will be allocated to the appropriate accounts of Plan participants and beneficiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and are presented on the accrual basis of accounting.

Use of Estimates and Risks and Uncertainties — The preparation of the financial statements in conformity with GAAP requires the Plan administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including a stable value fund, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.

Notes Receivable from Participants — Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the participant’s loan is deemed to be a distribution under applicable IRS guidelines, a benefit payment is recorded and reported for tax purposes.

Valuation of Investments — Investments in mutual funds and common stock are stated at fair value based on quoted market prices. Investments in the stable value fund are stated at fair value as determined by the issuer of the stable value fund based on the fair value of the underlying investments. The stable value fund has underlying investments in investment contracts, which are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The Invesco Stable Value Trust is a stable value fund that is a commingled pool of the Institutional Retirement Trust. The fund invests primarily in investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (also known as wrap contracts). Participants may ordinarily withdraw or transfer all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The statements of net assets available for benefits as of December 31, 2014 and 2013 presents the stable value fund holding these investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. Contract value is the relevant measurement attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions made to the fund plus earnings less participant withdrawals.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Transactions	— Purchases and sales of investments are recorded on their trade dates.

Income Recognition	— Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits	— Benefits are recorded when paid.

3. INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013:

	2014				2013
	Shares/Units		Fair Value		Shares/Units	Fair Value

Invesco Stable Value Fund — participant-directed	69,936,775		$71,187,253		64,735,010	$65,539,753
Invesco Stable Value Fund — nonparticipant-directed	3,050,146		3,104,683		2,325,655	2,354,566
Total Invesco Stable Value Fund	72,986,921		74,291,936		67,060,665	67,894,319

American Funds Europacific Growth Fund — participant-directed	395,054		18,603,091		321,854	15,793,394
American Funds Europacific Growth Fund — nonparticipant-directed	70,273		3,309,145		75,623	3,710,842
Total American Funds Europacific Growth Fund	465,327		21,912,236		397,477	19,504,236

Conestoga Small Capital Growth Fund — participant-directed	—	(1)	—	(1)	347,613	12,740,015
Conestoga Small Capital Growth Fund — nonparticipant-directed	—	(1)	—	(1)	27,529	1,008,949
Total Conestoga Small Capital Growth Fund	—	(1)	—	(1)	375,142	13,748,964

Dodge & Cox Stock Fund — participant-directed	194,302		35,157,004		170,251	28,750,288
Dodge & Cox Stock Fund — nonparticipant-directed	23,754		4,298,066		27,877	4,707,669
Total Dodge & Cox Stock Fund	218,056		39,455,070		198,128	33,457,957

Harbor Capital Appreciation Fund — Institutional Class — participant-directed	368,395		21,558,501		325,584	18,457,348
Harbor Capital Appreciation Fund — Institutional Class — nonparticipant-directed	74,201		4,342,262		87,372	4,953,114
Total Harbor Capital Appreciation Fund	442,596		25,900,763		412,956	23,410,462

Vanguard Institutional Index Fund — Institutional Shares — participant directed	138,391		26,110,317		116,777	19,767,968

Vanguard Wellington Fund — Admiral Shares — participant directed	383,441		25,924,474		333,544	21,857,111

William Blair Small Capital Value Fund — participant-directed	—	(1)	—	(1)	689,100	12,403,802
William Blair Small Capital Value Fund — nonparticipant-directed	—	(1)	—	(1)	50,268	904,830
Total William Blair Small Capital Value Fund	—	(1)	—	(1)	739,368	13,308,632

(1) Investment was less than 5 percent in the respective year.

The following table summarizes the net appreciation in the fair value of investments for the year ended December 31, 2014:

Axiall Corporation common stock fund and Axiall employer stock fund	$(880,439)
Mutual funds	6,502,895
Net appreciation in fair value of investments	$5,622,456

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated May 27, 2015, that the Plan and related trust meet the requirements for “qualified plan” status and that the trust meets the requirements for tax-exempt status in accordance with IRC Sections 401(a) and 501(a).

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

5. NONPARTICIPANT-DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2014 and 2013 and for the year ended December 31, 2014 are as follows:

	2014	2013
Investments at fair value:
Harbor Capital Appreciation Fund — Institutional Class	$4,342,262	$4,953,114
Dodge & Cox Stock Fund	4,298,066	4,707,669
American Funds Europacific Growth Fund	3,309,145	3,710,842
Invesco Stable Value Fund	3,104,683	2,354,566
William Blair Small Capital Value Fund	926,087	904,830
Conestoga Small Capital Growth Fund	922,582	1,008,949
Total investments, at fair value	$16,902,825	$17,639,970
Changes in net assets:
Net appreciation in fair value of mutual funds	$716,987
Distributions to participants or beneficiaries	(1,454,132)
Net Change	$(737,145)

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2014 and 2013, the Plan held 213,622 and 203,644 shares, respectively, of investments in the Company’s Employer Stock Fund. At December 31, 2014 and 2013, the cost basis of this investment was $12,465,424 and $8,816,588, respectively. Axiall Corporation declared dividends of $0.64 per common share for the year ended December 31, 2014.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1	—	Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
Level 2	—	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3	—	Prices that are unobservable for the asset or liability and are developed based on the best information available under the circumstances, which might include the Company’s own data.

The Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value as of December 31, 2014 and 2013:

	Fair Value Measurements
	As of December 31, 2014 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
Asset Classes	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$9,072,537	$—	$—	$9,072,537
Stable Value Fund (1)	—	74,291,936	—	74,291,936
Mutual Funds:
U.S. Securities Funds	103,168,052	—	—	103,168,052
Small Capital Funds	26,822,989	—	—	26,822,989
International Funds	21,912,236	—	—	21,912,236
Index Fund	26,110,317	—	—	26,110,317
Target Retirement Date Funds	33,197,375	—	—	33,197,375
Money Market Fund	64,086	—	—	64,086
	$220,347,592	$74,291,936	$—	$294,639,528

	Fair Value Measurements
	As of December 31, 2013 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
Asset Classes	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$9,660,865	$—	$—	$9,660,865
Stable Value Fund (1)	—	67,894,319	—	67,894,319
Mutual Funds:
U.S. Securities Funds	87,272,229	—	—	87,272,229
Small Capital Funds	27,057,596	—	—	27,057,596
International Funds	19,504,236	—	—	19,504,236
Index Fund	19,767,968	—	—	19,767,968
Target Retirement Date Funds	11,720,406	—	—	11,720,406
Money Market Fund	25	—	—	25
	$174,983,325	$67,894,319	$—	$242,877,644

(1) The Stable Value Fund is a collective trust fund that seeks to preserve principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. There are no restrictions on participant redemptions.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013.

	2014	2013
Net assets available for benefits per the financial statements	$308,307,503	$250,883,394
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	1,305,015	833,654
Net assets available for benefits per the Form 5500	$309,612,518	$251,717,048

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to total net gain per the Form 5500 for the year ended December 31, 2014.

2014
Net increase in net assets available for benefits per the financial statements	$57,424,109
Prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	(833,654)
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	1,305,015
Net gain per the Form 5500 (including transfers of assets)	$57,895,470

9. SUBSEQUENT EVENTS

The Company has evaluated the financial statements for subsequent events through the date of the filing of this Form 11-K, which is the date the financial statements were issued.

Effective January 1, 2015, Axiall Corporation increased its discretionary contribution from a range of between 2 percent to 5 percent of eligible compensation to a range of between 3 percent and 7 percent of eligible compensation.  Eligible compensation consists of certain amounts paid to participants during the calendar year after January 1, 2015, including compensation, overtime and bonus. The applicable percentage is based on the eligibility criteria as defined in the Plan.

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

AXIALL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

PLAN SPONSOR EIN: 46-4153802, PLAN NUMBER—002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower	Description of Investment, Including Maturity Date, Rate of Interest,			Current
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost		Value
		Collective trust:
	Invesco National Trust Company	Collective trust — Invesco Stable Value Fund (participant-directed), 69,936,775 units		**	$71,187,253
		Collective trust — Invesco Stable Value Fund (nonparticipant-directed), 3,050,146 units	$3,050,146		3,104,683
		Mutual funds:
	William Blair Funds	William Blair Small Capital Value Fund (participant-directed), 754,510 shares		**	13,709,441
		William Blair Small Capital Value Fund (nonparticipant-directed), 50,968 shares	73,495		926,087
	American Funds	American Funds Europacific Growth Fund (participant-directed), 395,054 shares		**	18,603,091
		American Funds Europacific Growth Fund (nonparticipant-directed), 70,273 shares	1,882,124		3,309,145
	Dodge & Cox Funds	Dodge & Cox Stock Fund (participant-directed), 194,302 shares		**	35,157,004
		Dodge & Cox Stock Fund (nonparticipant-directed), 23,754 shares	1,529,806		4,298,066
	The Vanguard Group	Vanguard Institutional Index Fund — Institutional Shares, 138,391 shares		**	26,110,317
		Vanguard Wellington Fund — Admiral Shares, 383,441 shares		**	25,924,474
	Harbor Funds	Harbor Capital Appreciation Fund-Institutional Class (participant-directed), 368,395 shares		**	21,558,501
		Harbor Capital Appreciation Fund-Institutional Class (nonparticipant-directed), 74,201 shares	1,432,159		4,342,262
	Conestoga Funds	Conestoga Small Capital Growth Fund, 333,972 shares		**	11,264,879
	Conestoga Funds	Conestoga Small Capital Growth Fund (nonparticipant-directed), 27,376 shares	382,819		922,582
	T. Rowe Price Retirement Funds	T. Rowe Price Retirement Income, 179,622 shares		**	2,665,591
		T. Rowe Price Retirement 2005, 26,811 shares		**	348,548
		T. Rowe Price Retirement 2010, 31,240 shares		**	553,882
		T. Rowe Price Retirement 2015, 212,479 shares		**	3,074,578
		T. Rowe Price Retirement 2020, 241,017 shares		**	4,991,470
		T. Rowe Price Retirement 2025, 302,783 shares		**	4,756,721
		T. Rowe Price Retirement 2030, 210,434 shares		**	4,844,197
		T. Rowe Price Retirement 2035, 254,270 shares		**	4,236,137
		T. Rowe Price Retirement 2040, 126,273 shares		**	3,020,455
		T. Rowe Price Retirement 2045, 156,390 shares		**	2,502,233
		T. Rowe Price Retirement 2050, 59,552 shares		**	798,590
		T. Rowe Price Retirement 2055, 105,558 shares		**	1,404,973
	Wells Fargo Fund	Wells Fargo Advantage Core Bond Fund 930,912 shares		**	11,887,745
*	Various Plan Participants	Participant loans (with interest rates ranging from 4.25% to 9.50% and maturities through 03/29/41)	—		7,473,239
		Money Market:
		Boulder Growth and Income Fund			64,086
*	Axiall Corporation	Common stock:
		Axiall Corporation Employer Stock Fund, 213,622 shares			9,072,537
		Total			$302,112,767

* Represents a party-in-interest.

** Cost information is excluded, as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Axiall Corporation 401(k) Retirement Savings Plan

(Name of Plan)

Employee Benefits Administrative Committee of Axiall Holdco Inc.

(Plan Administrator)

Date: June 15, 2015	/s/ RACHEL ROBINSON
By: Rachel Robinson, Committee Chair

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number
23	Consent of Independent Registered Public Accounting Firm